January 6, 2005

MAIL STOP 0511

Mr. Barry J. Gordon
Chairman of the Board and Chief Executive Officer
Ardent Acquisition Corporation
1415 Kellum Place, Suite 205
Garden City, New York 11530

      Re:	Ardent Acquisition Corporation
		Registration Statement on Form S-1
		Filed December 6, 2004
      File No. 333-121028


Dear Mr. Gordon:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your reference to the term "Special Purpose Acquisition Company" or "SPAC" throughout this registration statement. We further note that the acronym SPAC was used in previous registration statements but was defined as "Specific Purpose Acquisition Company."
The staff at this time believes that there could be confusion in the use of the acronym SPAC in the current offering from earlier references to the acronym which had a different meaning. Further the staff is concerned that the use of the term special purpose acquisition company may be confusing to investors because the purpose of the company appears to be the same as most other blank check companies.


In order for the staff to further evaluate the use of the acronym SPAC in the current offering, and with a view to disclosure in your prospectus, please provide the following: 1) the creator of the term
"Special Purpose Acquisition Company;" 2) the arrangements under which Ardent is allowed to use the term; 3) historical chronology of the use of the acronym SPAC; 4) the last time it was used and its meaning at that time; 5) the previous definition of a specific purpose acquisition company; 6) the definition of a special purpose acquisition company; and 7) how the company has a "special purpose" that is distinct from the ordinary definition of a blank check company.

2. Prior to the effectiveness of the company`s registration statement, the staff requests that we be provided with a copy of the letter or call from the NASD that the NASD has no additional concerns.

3. Prior to effectiveness please provide an update with respect to those states in which the offering will be conducted.

Prospectus Summary

4. We note the representation that the Special Purpose Acquisition Company "will be able to acquire an operating business in any industry which we believe has significant growth potential." This disclosure appears to be promotional and vague. Although you discuss the technology industry later in the prospectus, we note that you are not limited to a specific industry. If you will consider industries other than technology, please discuss the factors you will consider in assessing the growth potential of those industries later in the prospectus.

Risk Factors
Risks related to the technology industry

5. Please revise your risk factor subheadings to state the material risk to potential investors. In this regard, your subheadings should disclose the consequences to the investor or to the company, should the risk materialize. For example, some of your subheadings merely state facts or describe uncertainties and do not adequately reflect the risks that follow. Please see risk factors one and two under this subsection. Please revise the subheadings to succinctly state the risks.

Use of Proceeds

6. The company states in the first paragraph of the Use of Proceeds section that "[a]ny amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business or to effect other acquisitions." Please reconcile this statement with disclosure in the Use of Proceeds section and in the MD&A section that states "[t]o the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust fund as well as any other net proceeds not expended will be used to finance the operations of the target business."
It would appear that to the extent that the company uses stock/cash or a combination of the two, any net proceeds would be used to finance the operations of the target business. Please revise the registration statement accordingly.

Proposed Business
Introduction

7. We note the assertions under the subheading "Continued worldwide spending." Please provide us supplementally with the reasonable support for the assertions and summarize the support in your prospectus. If you cannot provide us with support for these assertions, you should delete them.

8. We note that parts of the business section appear promotional, rather than factual, and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs.
For example we note the statement "we believe wireless communications, the digital home and nanotechnology will continue to evolve into larger markets." Please provide reasonable support for the promotional statement in the prospectus. If a reasonable basis cannot be provided, the statement should be removed.

9. Please revise the business section to comply with the requirements of Rule 421 of Regulation C. Please use definite concrete everyday words. In the business section, you employ technical terms and jargon that may be confusing and difficult for an average reader to understand. For example, you include terms such as "IPO" and "nanotechnology." Please remove unnecessary technical terms or jargon from the body of the prospectus. Where technical terms or jargon have to be used, please explain them in ordinary, everyday language when first used.

Management/Principal Stockholders

10. Please disclose whether management or current shareholders have any prior experience with blank check companies.

Financial Statements
General

11. Your attention is directed to Section 210.3-12 of Regulation
S-X
and the possible need for updated financial statements and related disclosures.

12. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.


Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 942-1824 or Terence O`Brien at (202) 942-1855 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 824-5262, or me at (202) 942-2999 with any other questions.

Sincerely,


      John Reynolds, Assistant Director
      Office of Emerging Growth Companies


cc:	David Alan Miller, Esq.
	Fax: (212) 818-8881
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Ardent Acquisition Corporation
January 6, 2005
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